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ANNUAL AUDITED REPORT
FORM X-17A-5 ⚹
PART III

SEC FILE NUMBER
8-69113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   10/01/18   AND ENDING   09/30/19
                                                        MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westpac Capital Markets LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM ID. NO.

575 Fifth Avenue, Floor 39
                                                (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Glynn   (212) 751-4422
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP   **SEC**
                        (Name — if individual, state last, first, middle name)   Mail Processing

300 Madison Avenue	New York	NY	10017
(Address)	(City)	NOV (State)	(Zip Code)

CHECK ONE:
                                                                        Washington DC
   ☒ Certified Public Accountant   406
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Mark van der Griend, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westpac Capital Markets LLC, as of September 30, 2019, are true and correct. I further affirm that neither the company nor any partner, officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

_____
Signature

Chief Executive Officer, Westpac Capital Markets, LLC
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Westpac Capital Markets LLC
Contents
September 30, 2019

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of Westpac Capital Markets LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Westpac Capital Markets LLC (the "Company") as of September 30, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 18, 2019

We have served as the Company's auditor since 2013.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Westpac Capital Markets LLC
Statement of Financial Condition
September 30, 2019

	$
Assets	
Cash	34,079,515
Accounts receivable customer	3,774,916
Fees receivable	750,969
Deferred tax asset	122,315
Prepaid expenses	1,973
Total Assets	38,729,688
Liabilities and Member's Equity	
Liabilities	
Fail to receive	3,774,916
Due to affiliate	147,309
Due to others	114,320
Income taxes payable	770,937
Total Liabilities	4,807,482
Commitments and Contingencies (Notes 6)	
Member's Equity	33,922,206
Total Liabilities and Member's Equity	38,729,688

The accompanying notes are an integral part of the Statement of Financial Condition.

Westpac Capital Markets LLC
Notes to the Statement of Financial Condition
September 30, 2019

1. Business

Westpac Capital Markets LLC ("the Company"), a Delaware limited liability company, was incorporated on June 7, 2012. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority ("FINRA") on January 15, 2013. The Company operates as an underwriter or selling group participant and is a chaperoning broker-dealer involved in the brokerage of Australian and New Zealand interest rate and credit fixed income products to institutional clients. The Company executes, clears and settles all securities transactions through Westpac Banking Corporation and its subsidiaries ("The Parent Bank"), as permitted by Securities and Exchange Commission ("SEC") Rule 15a-6.

The Company is a wholly owned subsidiary of Westpac Capital Markets Holding Corporation ("the Parent"), a Corporation registered in Delaware. The Parent is wholly owned by Westpac Overseas Holdings Pty Limited, a company organized in Australia (the "Indirect Owner"), which is wholly owned by the Parent Bank, also organized in Australia. Westpac Banking Corporation's New York Branch ("the Branch") is a branch office of the Parent Bank and is located in New York City.

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

The Company considers demand deposits accounts to be cash. Cash consist of cash deposits held in an account at a major financial institution and therefore are subject to the credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to this deposit.

Income Taxes

The Company is a single member limited liability company which check-the-box to be treated as a corporation for U.S. tax purposes. The Company will file together with its Parent's Consolidated Federal tax return. For New York State and New York City purposes, the Company has agreed to file on a combined basis with the Branch's Franchise Tax Return. Pursuant to tax sharing agreements, the Company settles taxes payable/receivable with the tax authorities on behalf of the Parent for its Federal tax return. For New York State and New York City tax purposes the Branch settles with the tax authorities and the Company settles its tax payable/receivable with the Branch. To the extent the Company's income taxes are in excess of amounts due to tax authorities, the Company pays the excess amounts to the Parent or the Branch.

The Company's income taxes are calculated based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company's allocated share of income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. Related Party Transactions

The Company had a net payable to affiliates of $147,309 on the Statement of Financial Condition as at September 30, 2019. The affiliates are comprised of the Branch and the Parent Bank. All receivables from the Parent Bank are settled with the Branch which then settles the receivable with the Company. Accordingly, all receivable and payable balances with these affiliates are reported on a net basis.

The Company had a net payable to the Branch, an affiliate, which amounted to $310,720 on the Statement of Financial Condition as at September 30, 2019. The Company recognized a receivable of $152,347 which resulted from a cost-plus contractual agreement with the Branch. This receivable is offset by a payable to the Branch of $463,067 under an Expense Sharing Agreement ("the ESA").

The Company had a receivable from the Parent Bank, an affiliate, which amounted to $163,411 on the Statement of Financial Condition as at September 30, 2019. This related to the selling/distribution of securities for the Parent Bank.

Under a service agreement with the Parent Bank and pursuant to SEC Rule 15a-6, the Parent Bank executes, clears and settles all securities transactions on behalf of the Company. Through the agreement, the Company fulfills its requirements under Rule 15a-6(a)(3) to issue required confirmation statements to U.S. investors and maintain appropriate books and records with respect to transactions entered into by the Company under the Agreement.

A failure to receive or failure to deliver is the outcome in a transaction where one of the counterparties in the transaction fails to meet their respective obligations on the settlement date of a transaction. When failure to receive or failure to deliver occurs, one of the parties to the transaction has either not delivered the cash to pay for the transaction or not delivered the underlying assets that are to be delivered under the transaction. As the Company is effecting transactions on behalf of its Parent Bank, failures to receive or failures to deliver are reported on the Company's Statement of Financial Condition as a receivable or payable from the third party customer with an offsetting payable to or receivable from the Parent Bank. At September 30, 2019, the Company reported a fail to deliver receivable from customers of $3,774,916 and a corresponding fail to receive payable of $3,774,916 due to the parent bank. This transaction settled subsequent to balance date.

Westpac Capital Markets LLC
Notes to the Statement of Financial Condition
September 30, 2019

4. Income Taxes

The components that make up the deferred tax asset are as follows:

	$
Deferred Tax Assets	
Bonus expenses not deductible for tax purpose	86,311
Deferred compensation	36,004
Gross deferred tax assets	122,315
Deferred tax liabilites	-
Gross deferred tax liabilities	-

The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2019, as management believes that it is more likely than not there will be sufficient taxable income recognized in future years to utilize the existing benefit of the deferred tax asset.

There are no tax years currently under examination at a federal, state or local jurisdiction. Tax returns for fiscal years ended 2016, 2017 and 2018 can be subject to tax exams for federal, state and local jurisdictions.

The Company has no unrecognized tax benefits at September 30, 2019. In addition, the Company has concluded that it does not have any material uncertain tax positions. As of September 30, 2019, $517,933 of income taxes payable were due to the branch in connection with the combined New York State and New York City tax returns.

5. Commitments and Contingencies

The Company pays an allocation for rent and occupancy expense under the ESA with the Branch. Rent and occupancy expense is allocated to the Company. There are no quantifiable future minimum commitments under the ESA. The Company expects to be allocated expenses in future years based on the ESA.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company or that have not yet occurred.

In connection with its underwriting activities, the Company may, from time to time, enter into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At September 30, 2019 the Company had no open underwriting commitments.

6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, and uses the Alternative Net Capital Method as permitted by the rule equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions. At September 30, 2019, the Company had net capital of $33,046,949, which was $32,796,949 in excess of its minimum requirement of $250,000.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's Statement of Financial Condition through November 18, 2019, the date the Statement of Financial Condition was available to be issued. Management has determined there are no material events that would require adjustment to or disclosure in the Company's Statement of Financial Condition.

